Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Text for internal announcement to ntl associates

TO:	ALL @ NTL
FROM:	CEO
DATE:	TBC
SUBJECT:	a new era for cable - ntl and Telewest have agreed a framework to combine both businesses

News in brief

  ntl and Telewest have agreed a framework to combine both businesses and create a single company able to challenge our competitors as never before.

  This a great opportunity and the start of a new era for cable. But until the deal is closed, it’s business as usual. We’re still two separate companies. You don’t need to do anything differently at all.

  It’s business as usual for our customers as well. There’s no change to their services, contracts, prices or payment processes.

  There are some important steps to be worked through before we can close the deal and become one company. It could take several months. So it’s too early to be sure how the two companies will be brought together and what it will mean for people’s day to day roles.

  There is a link to a full set of questions and answers at the bottom of this e-mail.

Message from Simon Duffy

Dear everyone

I’m writing to share the important news that that ntl has entered into an agreement to buy the Telewest business for £XXX and create a single company offering broadband, TV and telephony services to over 12.5 million homes.

This is our opportunity to bring together at last all the franchises and operations that were created so many years ago. For the first time in cable’s history, we’ll be able to compete on equal terms with the likes of BT and Sky.

For now, there is no change.
You don’t need to do anything differently at all.

The agreement still has to be approved by our shareholders and we have probably several months of work ahead yet to satisfy various regulatory and legal conditions before the deal can be closed.

Until then, ntl and Telewest are still two separate companies and it’s business as usual for all of us. It’s business as usual for our customers as well. There is no change to their services, contracts, prices or payment processes.

There are many questions we can’t yet answer
but we’ll keep you updated on progress

A team drawn from both companies will now start planning how we’ll bring the businesses together when the deal is eventually closed. This is an opportunity to get the best from both companies. We won’t move forward ‘the ntl way’ or ‘the Telewest way’ but the UK cable way. We’ll do things the best way for UK cable, for customers and for associates.

Because there’s still a long way to go before we can become one company, unfortunately we won’t be able to answer many of your questions for some time, including those relating to what a combined company would mean for people’s day to day roles. But we will of course keep you updated with progress.

We can expect to see our fair share of press commentary in the coming weeks and months. Those of you who have been with ntl for a number of years have seen it all before and will know it can be quite intense, but I would encourage you to remember that it will be only speculation and opinion. We will share the straight facts with you ourselves.

Today’s agreement is a great opportunity

I’m looking forward to the opportunities we have ahead of us. For customers, it will bring a single-minded focus on developing and delivering the best products and services in the market. For associates, it will mean becoming part of an exciting, high profile business able to square up to the competition on equal terms for the first time in our history.

Both ntl and Telewest are already well-known and successful in their own rights. Together we are stronger.

Best regards Simon

WHERE TO GET MORE INFORMATION

  Questions and answers for you -
  Information to help you answer questions from customers -
  If you have a question that's not included in our Q&As, please write to 'ntl.telewest questions', which you can find in the global address list.

As you know, both ntl Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of ntl Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF ntl AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by Ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of Ntl’s filings may be obtained by directing a request to Ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, not shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding ntl’s directors and executive officers is available in ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

This information may contain certain statements regarding the proposed transaction between ntl and Telewest, benefits and synergies of the transaction, future opportunities for the combined company and products and other statements regarding Telewest’s or Ntl’s future expectations, beliefs, goals or prospects. Such statements constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.

Where to get more information

  Questions and answers for you – click HERE
  Information to help you answer questions from customers – click HERE
  If you have a question that’s not included in our Q&A sections, send it to MAILBOX ADDRESS

Full message from CEO

Dear everyone

I’m writing to share the important news that that ntl and Telewest have today agreed a framework to combine the two businesses.

Ntl has agreed to buy the Telewest business and create a single company able to compete on more equal terms with the likes of BT and Sky for the first time in cable’s history. It’s an opportunity to bring together at last all the franchises and operations that were created so many years ago.

The combined company will offer broadband, TV and telephony services to over 12.5 million homes and provide consistent products and services for business and wholesale customers across the UK.

For now, there is no change.
You don’t need to do anything differently at all.

The agreement still has to be approved by our shareholders and we have several months of work ahead to satisfy various regulatory and legal conditions before the deal can be closed. During this time teams drawn from both companies will plan how we will bring our businesses together.

Until the deal is closed, ntl and Telewest are still two separate companies and it’s business as usual for all of us. It’s business as usual for our customers as well. There is no change to their services, contracts, prices or payment processes.

I know today’s news will generate some uncertainty within both businesses, and we can expect to see our fair share of press commentary in the coming weeks and months. Many of us have seen it all before and will know it can be quite intense, but remember that it will be only speculation and opinion. There will be restrictions on what we can say about developments until the deal is closed, but we will give you the facts as and when decisions are made and we have information that we can share.

Thank you for helping us to reach this point

Both companies can be proud of their achievements of the last few years. We have come through challenging times to get us to this point and emerged as healthy businesses at the forefront of the communications sector in the UK. Now we have an opportunity to draw on the experience and expertise of both. Together we are stronger. There are some great opportunities ahead.

Best regards

Where to get more information

  Questions and answers for you – click HERE
  Information to help you answer questions from customers – click HERE
  If you have a question that’s not included in our Q&A sections, send it to MAILBOX ADDRESS